UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: December 10, 2018	By:	/s/ Hoi Ming Chan
Hoi Ming Chan, Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1:	Yulong Eco-Materials Limited Announces Results of Annual General Meeting Dated: December 3, 2018

2